Exhibit 3.3

SECRETARY'S CERTIFICATE OF AMENDMENT OF BYLAWS
OF
COMMUNITY WEST BANCSHARES

I, the undersigned, do hereby certify:

1.	That I am the duly elected and acting Secretary of Community West Bancshares, a California corporation (the “Corporation”).

2.
That the following amendment to Section 3.2 of Article III of the Corporation's Bylaws was adopted by the requisite vote of the members of the Board of Directors on December 11, 2008 in accordance with Section 9.2 of Article IX of the Corporation's Bylaws:

“BE IT FURTHER RESOLVED, that the following paragraph be, and it hereby is, added at the end of Article III, Section 3.2 of the Bylaws:

'Notwithstanding anything in these Bylaws to the contrary, for so long as the corporation's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Designated Preferred Stock”) is outstanding:  (i) whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods (as defined in the Certificate of Determination for the Designated Preferred Stock) or more, whether or not consecutive, the authorized number of directors shall automatically be increased by two (but shall in no event be increased to a number of directors that is greater than the maximum number of directors set forth in ARTICLE III, Section 3.2 of these Bylaws); and (ii) this sentence may not be modified, amended or repealed by the corporation's board of directors (or any committee thereof) or without the affirmative vote and approval of (x) the stockholders and (y) the holders of at least a majority of the shares of Designated Preferred Stock outstanding at the time of such vote and approval.'”

3.	The foregoing amendment is presently in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 11th day of December, 2008.

/s/ John D. Illgen
John D. Illgen, Secretary